Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Targets Africa’s Rural Connectivity Opportunity with More Than US$900 Million in Estimated Contract Revenue

5,092 contracted towers provide a platform for expansion as network-generated revenue grows 126.44% over the past 12 months.

Quebec, QC, Canada – November 5, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading provider of rural connectivity infrastructure in Africa, today highlights its evolution from an equipment manufacturer to a Network-as-a-Service (“NaaS”) operator, with 5,092 contracted towers across eight African countries representing more than US$900 million in estimated revenue over contractual terms ranging from five to ten years.

With approximately 300 operational towers across five countries, NuRAN is focused on converting its contracted portfolio into revenue-generating infrastructure while expanding mobile connectivity to underserved African communities.

NuRAN addresses this gap by combining TowerCo-type site infrastructure with active-network deployment, operation and maintenance under long-term NaaS agreements, enabling operators to expand coverage with lower upfront capital while creating recurring infrastructure revenue. Its shared, outsourced model helps operators extend rural coverage and upgrade service with a lower deployment burden, while managing power constraints and sustainability objectives.

The installed base of telecom towers across the African market is projected to grow from 798,950 units in 2026 to 929,810 units by 2031, an addition of roughly 130,860 new tower units over the next five years (a compound annual growth rate of 3.08%). Against this backdrop, the Company’s corporate objective of 10,000 towers within the next five years would represent more than 7.5% of the total projected market growth.

Source: Mordor Intelligence, Africa Telecom Towers and allied market size analysis

Operating Momentum and Network Growth

As of November 2, 2026, NuRAN reported the following operational indicators:

●	A population of more than 1.3 million covered with 439,741 mobile devices connected to our network.

●	Contracted portfolio and growth: 5,092 towers across eight African countries, about 300 operational, including 29 additional activations announced in October 2026.

●	Revenue performance: 126.44% growth in network-generated revenue over the past 12 months, reaching a monthly average revenue of US$1,356 per operational tower.

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●	Growing demand: Over 180K monthly active users, representing 48.64% growth over the previous 12 months.

●	Approximately 90 million minutes of monthly voice calls.

These results provide a foundation for NuRAN’s next phase of growth, with additional tower activations, increasing network traffic, and revenue generation serving as key measures of progress.

From Technology Development to Infrastructure Ownership

NuRAN began as a telecommunications equipment manufacturer, developing cost-efficient, low-power wireless technologies for remote markets. In 2016, the Company joined the Telecom Infra Project and announced a collaboration supporting Facebook’s OpenCellular initiative.

Through its relationships with major mobile operators, NuRAN recognized that affordable equipment alone could not solve the challenges of rural connectivity. Operators also needed financing, reliable power, deployment capabilities, and long-term infrastructure management.

This realization led to NuRAN’s NaaS model, through which the Company finances, builds, owns, operates, and maintains mobile network infrastructure while partners such as Orange and MTN provide services to end users. Rather than relying solely on equipment sales, the model is designed to generate recurring revenue through long-term commercial agreements.

A major milestone came in February 2021, when NuRAN announced a NaaS agreement with Orange for the planned deployment of 2,000 towers in the Democratic Republic of the Congo, representing up to CAD$500 million in estimated gross revenue over the contractual term, as disclosed at the time.

From Contracts to Operational Infrastructure

NuRAN’s approximately 300 operational towers account for about 6% of its 5,092-tower contracted portfolio, leaving significant room to expand revenue-generating infrastructure. Additional tower activations can generate recurring revenue, while higher network usage offers growth opportunities across existing towers.

The Company’s priorities are to accelerate deployments, strengthen network utilization, and expand recurring revenue, subject to financing availability, regulatory requirements, and operational conditions.

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Connecting Communities and Building for the Future

Beyond its infrastructure business, NuRAN’s mission is to connect communities where reliable mobile coverage remains limited or unavailable.

For rural families, connectivity can mean receiving money without traveling hours to the nearest connected town. For farmers, it can provide access to market prices. For local merchants, it can enable digital payments and new business opportunities improving local economy.

These everyday needs are part of a much larger digital economy. According to the GSMA’s State of the Industry Report on Mobile Money 2026, US$1.4 trillion was transacted through mobile money in Sub-Saharan Africa in 2025, representing 66% of global transaction value. Mobile money alone could justify the growing demand for connectivity, and NuRAN’s technology helps enable and facilitate these transactions by extending the mobile coverage they depend on, supporting productivity and growth, reducing demographic migration from rural areas, and strengthening local economies, although these figures reflect the broader mobile money ecosystem rather than NuRAN’s revenue or directly addressable market.

NuRAN’s strategy also reflects the technologies rural communities use today. According to the GSMA’s Mobile Economy Africa 2025 report, 52% of African mobile connections relied on 2G or 3G in 2024, with approximately 25% projected to remain on these technologies by 2030.

To support reliable connectivity in regions with limited electricity infrastructure, NuRAN is also developing its integrated energy capabilities through NuEnergy, its wholly owned subsidiary focused on solar, storage, and hybrid power systems.

“We started by developing technology to connect rural communities, but we realized that operators needed more than equipment. They needed a partner to finance, deploy, and operate the infrastructure. Today, our focus is on turning our contracted portfolio into operational networks, connecting more communities, and building recurring revenue around services people rely on every day,” said Francis Létourneau, Chief Executive Officer of NuRAN Wireless.

About NuRAN Wireless

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 towers under contract, of which a portion have been built and are operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, tower selection and field operations to solve the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation through NuEnergy, its wholly owned subsidiary focused on owning and operating the Company’s solar, storage and hybrid power systems across its African footprint.

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Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau, Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws, including the securities laws of the Province of British Columbia, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements other than statements of historical fact are forward-looking statements. Forward-looking statements are generally, but not always, identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “will,” “would” and similar expressions, or by statements that certain events, actions or results “may,” “could,” “should,” “would” or “will” occur, be achieved or be realized. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those expressed or implied by such statements.

Forward-looking statements in this news release include, without limitation, statements regarding the Company’s anticipated network expansion, future tower deployments, estimated revenues associated with its contractual portfolio, expected growth in recurring revenues, future technology upgrades, and the continued development of its Network-as-a-Service business mode.; and the Company’s business plans, strategies, objectives, financing requirements, growth prospects and creation of long-term shareholder value.

Forward-looking statements are based on management’s current expectations, estimates, assumptions, and projections and are subject to known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. These risks include, among others, financing availability, deployment timelines, operational challenges, regulatory requirements, market conditions, and the performance of the Company’s commercial partners and the risks described under “Risk Factors” and elsewhere in the Company’s most recent annual report on Form 40-F, subsequent reports furnished on Form 6-K and other filings with the U.S. Securities and Exchange Commission, and in the Company’s filings on SEDAR+ at www.sedarplus.ca.

Estimated contract revenues are based on assumptions regarding tower deployment, network operations, contract performance, and other factors, and should not be interpreted as guaranteed future revenues.

Readers are cautioned not to place undue reliance on these forward-looking statements. There can be no assurance that the deployments, operating-site targets, revenue or estimated revenue, contracted-site objectives will occur or be realized as currently contemplated. The forward-looking statements in this press release speak only as of its date and are expressly qualified in their entirety by this cautionary note. Except as required by applicable securities laws, NuRAN undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events, or otherwise.

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Future Oriented Financial Information

This press release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about estimated revenue, which is subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about NuRAN’s future business operations. NuRAN and its management believe that FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represent, to the best of management’s knowledge and opinion, the NuRAN’s expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results. NuRAN disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. Differences in the timing of capital expenditures or revenues and variances in production estimates can have a significant impact on the key performance measures included in NuRAN’s guidance. NuRAN’s actual results may differ materially from these estimates.

Non-IFRS Financial Measures

This press release includes references to “estimated revenue”, which is not defined under International Financial Reporting Standards (IFRS). The intent of this unaudited and non-IFRS measure is to provide additional useful information to investors and analysts. This non-IFRS measure does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other entities. As such, this non-IFRS measure should not be considered in isolation or used as a substitute for measures of performance prepared in accordance with IFRS.

This non-IFRS financial measure reflects an additional way of viewing aspects of the Company’s operations. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company’s reported results of operations, management strongly encourages investors to review the Company’s consolidated financial statements and publicly filed reports in their entirety under the Company’s profile on EDGAR and SEDAR+.

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